

November 23, 2010

Thomas C. McGraw
Chief Executive Officer
FNB Bancorp
975 El Camino Real
South San Francisco, CA 94080

Re: **FNB Bancorp**
Form 10-K for the fiscal year ended December 31, 2009
Form 10-Q for the quarterly period ended March 31, 2010
Form 10-Q for the quarterly period ended June 30, 2010
Form 10-Q for the quarterly period ended September 30, 2010
File No. 000-49693

Dear Mr. McGraw:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 3

1.   In future filings include a discussion of your market area that includes material demographic information such as population trends regarding growth, age and per capita income and name the major employers and the primary types of employment in your market area

2.   In future filings disclose here or in your MD&A :

- the risks inherent in your various loan types, noting which are higher risk,
- the underwriting policies for the loan types, and

- the interest rate terms, fixed or variable, of your loans,
- what percentage of total loans each loan type represents in your portfolio for the past 3 years, noting any material changes or trends. and
- the characteristics of your real estate loans, whether these are construction loans, 1-4 family, multi-family, etc and how they are collateralized.

Item 8. Financial Statements and Supplementary Data, page 54

Note 4, page 75

3. We note you disclosed that subsequent to December 31, 2009, management and a borrower determined that the single largest nonaccrual loan added in 2009 (totaling $8,718,000) would be modified and included a substantial loan repayment by the borrower, as well as a waiver of a significant amount of nonaccrual interest related to this loan. While we note that total nonaccrual loans decreased significantly during 2010, we are unclear as to whether the modification of this loan impacted total nonperforming loans since there was no specific disclosure regarding this in the three 10-Q's filed in 2010. In view of the significant loan balance modified, the necessity for a more complete and thorough understanding of the transactions involved and how they impacted your reporting and classification of nonperforming loans and your financial statements, please provide the following in your next response letter:

- Detail the specific loan modification terms and compare and contrast to those in the original agreement and whether the modifications were considered customary both for your institution and for any prior similar transactions;
- Quantify the amount of interest waived and how it was determined;
- Discuss the circumstances in which loan performance would constitute reclassification to performing status; and
- Discuss how you classified this loan throughout 2010, including commentary on loan performance by the borrower, and if and when the loan was returned to accrual status and why.

Item 10. Directors, Executive Officers and Corporate Governance , page 96

4. In future filings, please provide disclosure pursuant to Item 407(c)(2)(vi) of Regulation S-K on diversity.

5. In future filings, please provide disclosure pursuant to Item 407(h) of Regulation S-K onboard leadership structure and oversight of risk.

Item 13. Certain Relationships and Related Transactions, page 96

6.   In future filings, revise the disclosure on page 15 of the proxy statement, to state, if true, that loans were made, in the ordinary course of business and on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. For the updated disclosure requirements, refer to Instruction 4(c) to item 404(a) of Regulation S-K.

Item 11. Executive Compensation, page 96

7.   Please advise us why you did not provide disclosure pursuant to Item 402(s) of Regulation S-K on compensation risk.

Form 10-Q filed November 12, 2010

Nonperforming Assets, page 27

8.   We note your disclosures regarding the specifics of your nonperforming assets at September 30, 2010 compared to December 31, 2009, respectively. Please tell us whether or not you had any troubled debt restructuring at both of these dates. Please also explain what would constitute a troubled debt restructuring for reporting purposes and whether or not you had any during 2010, but not at a reportable date. In future filings, please also specifically disclose the balances of any troubled debt restructurings or an affirmative statement that you did not any at the reporting date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Nolan, Senior Assistant Chief Accountant, at 202-551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief